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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	42833

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __January 1, 2011__ AND ENDING __December 31, 2011__

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.P. Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Waterview Drive

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Centerport	New York	11721
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 George C. Reichle   (631) 757-3200

                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Caminiti & Cogliati, CPAs, LLP

          (Name – *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110, Hauppauge		New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____George C. Reichle_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____A.P. Securities, Inc._____ , as

of _____December 31_____ , 20__11___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.P. SECURITIES, INC.

Statements of Financial Condition

For the Years Ended December 31, 2011 and 2010

Caminiti & Cogliati, CPAs, LLP

A.P. SECURITIES, INC.

CONTENTS



CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent auditors' report

To the Stockholder of
A.P. Securities, Inc.

We have audited the accompanying statements of financial condition of A.P. Securities, Inc. as of December 31, 2011 and 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.P. Securities, Inc., as of December 31, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
January 27, 2012

5

A.P. SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
Assets		
Current assets:		
Cash and cash equivalents	$ 44,155	$ 15,875
Accounts receivable (Note 2)	8,107	7,457
Prepaid expenses	1,661	1,661
Total current assets	53,923	24,993
Other assets:		
Investments (Note 3)	12,255	11,865
Total assets	$ 66,178	$ 36,858
Liabilities and stockholder's equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 36,756	$ 12,093
Payroll taxes payable	779	860
Franchise tax payable	50	50
Total liabilities	37,585	13,003
Stockholder's equity:		
Common stock, no par value, 4,445 shares authorized;		
4,245 shares issued and outstanding	35,000	35,000
Additional paid-in capital	19,500	19,500
Accumulated deficit	(32,262)	(36,610)
Accumulated other comprehensive income:		
Unrealized gains on investment	6,355	5,965
Total stockholder's equity	28,593	23,855
Total liabilities and stockholder's equity	$ 66,178	$ 36,858

See accompanying independent auditors' report
and notes to financial statements.

6

1. Summary of significant accounting policies

Nature of business

A.P. Securities, Inc. is a corporation organized under the laws of the State of New York on March 20, 1990, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

FASB Accounting Standards Codification

FASB launched FASB Accounting Standards Codification (ASC) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards documents are superseded as described in FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*. All other accounting literature not included in the Codification is non-authoritative.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which have not exceeded federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

See accompanying independent auditors' report
and notes to financial statements.

7

1. Summary of significant accounting policies (continued)

Fair value of financial instruments
The Company applies generally accepted accounting principles (GAAP) for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 4).

Accounts receivable
The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

Income taxes
The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Advertising
The Company's policy is to expense advertising costs as the costs are incurred.

Subsequent events
In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2011) have been evaluated through January 27, 2012, which is the date the financial statements were available to be issued.

2. **Accounts receivable**

   Accounts receivable of $8,107 for 2011 and $7,457 for 2010, were all current and are comprised of commissions due on the sale of mutual funds and fee income.

   The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

3. **Investments**

   During the calendar year 2000, the Company acquired, for $5,900, 500 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq").

   The carrying value and estimated fair value of marketable securities available for sale at December 31, 2011 is as follows:

	Carrying Value	Fair Value	Unrealized Gain
Equities	$ 5,900	$ 12,255	$ 6,355

4. **Fair value measurements**

   In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

   - Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
   - Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
   - Level 3 inputs are unobservable inputs for the asset or liability.

4. Fair value measurements (continued)

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Equities – valued at the net asset value ("NAV") of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value on as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Equities	$ 12,255	$ --	$ --	$ 12,255

The following table sets forth by level, within the fair value hierarchy, the assets at fair value on as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Equities	$ 11,865	$ --	$ --	$ 11,865

5. Pension plan

The Company has set up a profit sharing plan during the year 2007, which covers all employees who meet the plan's eligibility requirements. Pension expense for the years ended December 31, 2011 and 2010, was $4,590 and $4,000, respectively.

See accompanying independent auditors' report
and notes to financial statements.

10

6. **Net capital**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011 and 2010, the Company had net capital of $23,323 and $18,550, respectively, which was $18,323 and $13,550 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.61150 to 1 and 0.70097 to 1 as of December 31, 2011 and 2010, respectively.